March 20, 2013

VIA EDGAR

To:	United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Re:	Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”)
Amendment No. 1 to Schedule TO-T filed on March 13, 2013
Filed by Banco Invex S.A., Institución de Banca Múltiple,
Invex Grupo Financiero, as Trustee for Trust Number 1387 (“Trust”)
File No. 5-83794

Dear Ms. Kim:

This letter (“Letter”) is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated March 15, 2013 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Tender Offer Statement on Schedule TO-T (the “Schedule TO-T”) filed with the SEC on March 13, 2013 (File No. 5-83794). Enclosed herewith is a copy of Amendment No. 2 to the Schedule TO-T.

For purposes of this Letter, the term “Purchaser” means the Trust, acting through its Trustee, together with Ventura Capital Privado S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”).

Our responses on behalf of the Purchaser to your comments are reflected below. We have restated the substance of your comments for your ease of reference.  The numbered paragraphs and headings below correspond to the numbered paragraphs and headings set forth in the Comment Letter. For your convenience, the Staff’s comments are set forth in italics below followed by our responses.

Schedule TO-T.

1. We note your response to comment two in our letter dated March 1, 2013; however, we reissue our comment with respect to the beneficiaries of the Trust. We note that the beneficiaries other than Mr. Molinar and Mr. Castillo did not participate or play a significant role in the initiation, structuring or negotiation of the tender offer. Rule 14d-1(c)(1) requires persons “on whose behalf” the tender offer is being made to be included as bidders. It appears that the tender offer is being conducted on behalf of the Trust beneficiaries. The Trust was formed for the purpose of conducting the tender offer and the Trust was created only after the tender offer was negotiated and after the related agreements were executed. In addition, the beneficiaries are financing the tender offer. Please revise to include each of the beneficiaries as a bidder in the tender offer.

Response #1: As per our discussion by phone on March 19, the Staff has agreed with the current language of the disclosure, which establishes the Trust, acting through its Trustee, Ventura Capital, Javier Molinar and Enrique Castillo as the only bidders in the tender offer.

Schedule TO-T.

2. We note that you have included the trustee, but not the Trust, on the cover page and as a signatory. Please revise to add the Trust as an offeror on the cover page and as a separate signatory to the Schedule TO.

Response #2:  As per our discussion by phone on March 19, we have agreed to clarify the language on the cover page and on the signature page to indicate that the Trust, as offeror, is acting through its Trustee in the tender offer. The Schedule TO has been revised accordingly.

Offer to Purchase - Summary Term Sheet - Does Purchaser have the financial resources to make payment

3. We note your response to comment four in our letter dated March 1, 2013; however, we reissue our comment. Please revise to state the specific source of funds by identifying the beneficiaries and the amounts contributed by each of them in the event the tender offer is fully subscribed.

Response #3:   As per our discussion by phone on March 19, we have agreed to revise the language of the disclosure in order to clarify that the Purchaser, including Javier Molinar and Enrique Castillo, will have sufficient funds to finance the entire purchase price in the event that all outstanding shares of Series A Common Stock are tendered and that they shall contribute such resources immediately after the Expiration Date, when the amount of Securities tendered is known, and that the other beneficiaries may contribute a portion of the purchase price at the time also. The disclosure material has been revised accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact:

Michael L. Fitzgerald at (212) 318-6988

michaelfitzgerald@paulhastings.com

or

Joy K. Gallup at (212) 318-6542

joygallup@paulhastings.com

Very truly yours,

/s/ Joy K. Gallup

Joy K. Gallup

for PAUL HASTINGS LLP

JKG

Cc: Ventura Capital Privado S.A. de C.V.

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero

Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7,

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000